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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69862

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: State Street Global Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

State Street Financial Center, One Lincoln Street
(No. and Street)

Boston	Massachusetts	02111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Casey Sullivan (617) 664-0040
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

200 Clarendon Street	Boston	MA	02116
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DM

OATH OR AFFIRMATION

I, Nicholas J. Bonn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of State Street Global Markets, LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BETHANY BOTTO AMICO
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
July 1, 2022

Signature

Chief Executive Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State Street Global Markets, LLC
(a wholly-owned subsidiary of State Street Corporation)

Statement of Financial Condition and Supplementary Information

December 31, 2017

Contents

Supplementary Information

Building a better
working world

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

Tel: +1 617 266 2000
Fax: +1 617 266 5843

Report of Independent Registered Public Accounting Firm

To the Board of Managers
State Street Global Markets, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of State Street Global Markets, LLC (the "Company") as of December 31, 2017 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst + Young LLP

We have served as the Company's auditor since 2017.
February 27, 2018

State Street Global Markets, LLC
(a wholly-owned subsidiary of State Street Corporation)

Statement of Financial Condition

December 31, 2017

Assets		
Cash and cash equivalents	$	388,608,187
Securities segregated in compliance with federal regulations		29,653,920
Deposits with clearing organizations		65,178,514
Receivable from broker-dealers and clearing organizations		64,275,536
Receivable from customers		3,061,003
Receivable from affiliates		2,277,512
Intangible assets, net of accumulated amortization of $3,071,250		2,778,750
Other assets		3,489,876
Total assets	$	559,323,298
Liabilities and member's equity		
Liabilities:		
Payable to broker-dealers and clearing organizations	$	5,049,745
Payable to customers		61,713,697
Payable to affiliates		3,869,910
Accrued tax liability		927,726
Deferred tax liability, net		200,082
Accrued fines and penalties		500,000
Accrued expenses and other liabilities		3,376,272
Total liabilities		75,637,432
Member's equity		483,685,866
Total liabilities and member's equity	$	559,323,298

The accompanying notes are an integral part of the statement of financial condition.

State Street Global Markets, LLC
(a wholly-owned subsidiary of State Street Corporation)

Notes to Statement of Financial Condition

December 31, 2017

1. Organization and Description of Business

State Street Global Markets, LLC (the Company), a Delaware single-member limited liability company, is a wholly-owned subsidiary of State Street Corporation (the Parent). The Parent's liability is limited to the amount of its equity contribution, as shown in the Statement of Financial Condition. The Company was incorporated as State Street NewCo, LLC (NewCo) on October 7, 2016, and was designated as a broker-dealer on March 16, 2017 and renamed State Street Global Markets, LLC on May 1, 2017. Its existence has been deemed perpetual.

Reorganization

The Company was established in conjunction with a reorganization effort to repurpose the Parent's legacy broker-dealer formally known as State Street Global Markets, LLC (legacy broker-dealer). Prior to May 1, 2017, the legacy broker-dealer provided fund marketing and distribution services as well as certain other services in connection with such distribution services (SSGA Services) in support of the State Street Global Advisors division of the Parent, and brokerage services, among other services, (SSGM Services) in support of the State Street Global Markets division of the Parent.

Effective May 1, 2017, the legacy broker-dealer was renamed State Street Global Advisors Funds Distributors, LLC and repurposed to become a limited purpose broker-dealer providing only the SSGA Services (such repurposing is hereinafter referred to as the "Reorganization"). In connection with the Reorganization, effective May 1, 2017,

(i) the legacy broker-dealer transferred the SSGM Services to its subsidiary Newco, including the existing assets and liabilities relating to the SSGM Services, as well as personnel, policies and procedures and other components of the SSGM Services ($458,255,885 of net assets transferred include a) $456,855,885 contributed to Newco on May 1, 2017 and $1,400,000 contributed at an earlier date, and b) $11,255,796 of cash equivalents with $9,855,796 contributed on May 1, 2017 and $1,400,000 contributed at an earlier date); and

(ii) Newco was renamed State Street Global Markets, LLC and became a direct subsidiary of State Street Corporation effective May 1, 2017.

1. Organization and Description of Business (continued)

Description of Business

The Company is a U.S. Securities and Exchange Commission (SEC) registered clearing broker-dealer. The Company is a member of the Financial Industry Regulatory Authority (FINRA), the National Futures Association (NFA), and the New York Stock Exchange (NYSE). The Company is registered as an Introducing Broker with the NFA and the Commodity Futures Trading Commission (CFTC).

The Company supports the brokerage businesses operated within the SSGM division of Parent. The Company is engaged as a securities broker-dealer that comprises several classes of services, including principal transactions and agency transactions. Transition Management is a service provided to asset owners that are changing managers or restructuring a portfolio. Transactions that result from transitions may be executed through the Company. The Company offers clearing services for US based equity and fixed income markets. The Company also offers introducing services for Europe, Middle East, Africa (EMEA) and Asia Pacific (APAC) equity and fixed income markets as discussed in next paragraph.

During 2017, as part of an effort for the Portfolio Solutions business unit to streamline its operating platform and generate efficiencies, the Company expanded its brokerage services into EMEA and APAC markets, which was a service previously provided by an affiliated broker-dealer State Street Global Markets International Limited (SSGMIL). The Company serves as an introducing broker-dealer with a fully disclosed clearing arrangement with National Financial Services, LLC (NFS) for services in EMEA and APAC markets. As part of the expansion, the Company established a branch of the broker-dealer in Australia, which is registered with FINRA under an office of state jurisdiction classification. Additionally, the Company became registered with the Australian Securities and Investments Commission (ASIC) as a foreign company and operates under a class order exemption. The trading within the EMEA and APAC markets within SSGM began in October 2017.

Additionally, the Company had developed the BlockCross ATS platform (BlockCross), which is an alternative trading system that enables high volume trades to be processed efficiently and effectively based on real-time market conditions. The system enables the processing of block trades, away from the exchange, at prices mutually agreed upon. BlockCross was sold to a third party in August 2017.

2. Significant Accounting Policies

The Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States (GAAP). The reorganization on May 1, 2017 was a transfer of net assets between entities under common control and, as required by ASC 805-50, is reflected in the Statement of Financial Condition as if it occurred as of January 1, 2017.

2. Significant Accounting Policies (continued)

Significant accounting policies are as follows:

Use of Estimates

The preparation of Statement of Financial Condition in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the Statement of Financial Condition and the accompanying notes. Actual results could differ from those estimates.

Subsequent Events

Events occurring subsequent to the date of the Statement of Financial Condition were evaluated through February 27, 2018, the date the Statement of Financial Condition were made available.

Cash and Cash Equivalents

Cash and cash equivalents represent cash on deposit with financial institutions and highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business. These investments include demand deposits and money market securities.

Securities Segregated in Compliance with Federal Regulations

Securities segregated in compliance with federal regulations consist of U.S. Treasury bills deposited in a special reserve bank account for the exclusive benefit of customers under SEC Rule 15c3-3. These securities are carried at fair value.

Deposits with Clearing Organizations

Cash and securities are kept on deposit with various clearing organizations, and represent the minimum balance required to be maintained in order to utilize various clearing brokers. These balances are subject to withdrawal restrictions such that the Company would be prohibited from doing business with the clearing brokers if the minimum cash or security balance on deposit is not maintained.

Receivable from and Payable to Broker-Dealers and Clearing Organizations

Receivable from broker-dealers and clearing organizations includes amounts receivable for fails to deliver, cash deposits for securities borrowed, amounts receivable from clearing organizations, and commissions receivable from broker-dealers. The Company typically borrows securities when securities are needed to deliver against a settling transaction, such as non-standard settlements requested by a customer or a fail to deliver. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. The initial collateral advanced has a fair value equal to or greater than the fair value of the securities borrowed. The Company monitors the fair value of the securities borrowed on a regular basis, and adjusts the collateral as appropriate.

2. Significant Accounting Policies (continued)

Receivable from and Payable to Broker-Dealers and Clearing Organizations (continued)

Payable to broker-dealers and clearing organizations include amounts payable for fails to receive and amounts payable to clearing organizations on open transactions.

Receivable from and Payable to Customers

Receivable from customers consists of amounts owed by customers which are collateralized by securities owned by the customer and commissions earned. Payable to customers consists of amounts owed to customers pending receipt of securities and payables arising from the Company's commission management business.

Intangible Assets

Intangible assets represent purchased assets, that can be distinguished from goodwill because of contractual rights, or because the asset is capable of being exchanged on its own or in combination with a related contract, asset, or liability. Intangible Assets reported in the Statement of Financial Condition consist of customer lists.

Finite-lived identifiable intangible assets are amortized on a straight-line basis over their estimated useful lives. Identifiable intangible assets are reviewed for impairment at least annually, or more frequently when circumstances indicate impairment could exist. Impairment is deemed to exist if the balance of the identifiable intangible asset is determined not to be recoverable. Identifiable intangible assets are reflected in the Statement of Financial Condition at cost less accumulated amortization.

Receivable from and Payable to Affiliates

The receivables from and payables to affiliates reflected in the Company's Statement of Financial Condition are described in further detail in Note 12.

Securities Transactions

Securities transactions are recorded on a trade date basis.

Income Taxes

The Company is a single-member limited liability company for federal, state, and local corporate income tax purposes and, accordingly, was not subject to federal, state, and local corporate income taxes.

The Parent allocates income tax expense to the Company as if the Company filed a separate tax return, and the Company reimburses the Parent for the expense recognized. The Company has computed its income tax provision on a separate entity basis using the liability method in accordance with relevant guidance and its intercompany tax sharing agreement.

2. Significant Accounting Policies (continued)

Tax Uncertainty

In accordance with relevant accounting guidance, an entity is permitted to recognize the benefit of uncertain tax positions only where the position is "more likely than not" to be sustained in the event of examination by tax authorities based on the technical merits of the position. The maximum tax benefit recognized is limited to the amount that is greater than 50% likely to be realized upon ultimate settlement.

3. Income Taxes

As of December 31, 2017 the Company has a net deferred tax liability of $200,082. Of the net deferred tax liability, the Company had a deferred tax liability related to intangible assets of $648,960 and a deferred tax asset of $448,878 related to accrued expenses.

On December 22, 2017, the President signed into law the Tax Cuts and Jobs Act (TCJA), reducing the corporate income tax rate from 35% to 21%. Although we have not completed accounting for the tax effects of the TCJA, we included a provisional estimate for the impact to deferred tax balances. As a result of the reduction in the corporate income tax rate, The Company's deferred tax assets and liabilities were revalued resulting in a provisional estimated deferred tax benefit of $97,402.

Deferred tax assets and liabilities represent the future impact on income taxes resulting from temporary differences that exist as of the balance sheet date using enacted tax rates. Certain U.S. temporary differences are a provisional estimate based on information currently available. As additional information is made available, there may be adjustments to temporary differences that could increase or decrease the deferred tax balances. As such, the $97,402 benefit may be adjusted in future periods.

Pursuant to an intercompany tax-sharing agreement with the Parent, the Company accrues state tax expense, which is also paid to or received from the Parent as part of an intercompany tax-sharing agreement.

As of December 31, 2017, the Company has identified no uncertain tax positions. The Company's activity will be a component of its Parent's 2017 federal consolidated income tax return, which will be filed in 2018. The Parent's earliest tax year open to examination is 2012.

4. Intangible Assets

In conjunction with the legacy broker-dealer reorganization, the Company was transferred the existing intangible assets relating to SSGM Services from the legacy broker-dealer effective May 1, 2017. The Company completed its annual review of intangible assets as of August 31, 2017, and determined no impairment charge was required. Subsequent to August 31, 2017, no events have occurred or circumstances have changed that would reduce the fair value of intangible assets below its carrying value.

4. Intangible Assets (continued)

The following table summarizes intangible assets as of December 31, 2017:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer lists	$ 5,850,000	$ 3,071,250	$ 2,778,750
Total	$ 5,850,000	$ 3,071,250	$ 2,778,750

5. Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Financial assets and liabilities carried at fair value on a recurring basis are categorized based upon a prescribed three-level valuation hierarchy that prioritizes the inputs used to measure fair value. The three levels of inputs used to measure fair value are as follows:

Level 1 – Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market. Examples of Level 1 financial instruments include active exchange-traded equity securities and certain U.S. government securities.

Level 2 – Financial assets and liabilities whose values are based on quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability. An example of Level 2 financial instruments includes money market mutual funds.

Level 3 – Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable in the market and significant to the overall fair value measurement. These inputs reflect management's judgment about the assumptions that a market participant would use in pricing the asset or liability, and are based on the best available information, some of which is internally developed. At December 31, 2017 there were no financial instruments classified in Level 3.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. The inputs or methodology used to value an investment are not necessarily an indication of the risk associated with investing in those securities.

5. Fair Value of Financial Instruments (continued)

The following table presents information about the Company's financial assets carried at fair value in the Statement of Financial Condition as of December 31, 2017:

	Quoted Market Prices in Active Markets (Level 1)	Pricing Methods with Significant Observable Market Inputs (Level 2)	Pricing Methods with Significant Unobservable Market Inputs (Level 3)	Total Net Carrying Value in Statement of Financial Condition
Assets				
Cash equivalents	$ –	$ 319,416,892	$ –	$ 319,416,892
Securities segregated in compliance federal regulations	29,653,920	–	–	29,653,920
Total assets carried at fair value	**$ 29,653,920**	**$ 319,416,892**	**$ –**	**$ 349,070,812**

The Company did not hold financial liabilities carried at fair value as of December 31, 2017. There were no transfers of financial assets between levels during the period ended December 31, 2017.

The fair value of highly liquid, short term assets, including cash, securities, receivables, payables, and accrued expenses approximates their carrying value given that they are short term in nature, bear interest at current market rates, or are subject to re-pricing, generally on a daily basis.

6. Receivable from and Payable to Broker-Dealers and Clearing Organizations

At December 31, 2017, amounts receivable from and payable to broker-dealers and clearing organizations include:

Receivables:	
Securities failed to deliver	$ 41,630,640
Commissions and transaction fees	11,571,306
Securities pending settlement	7,891,403
Securities borrowed	3,182,187
Total receivables	$ 64,275,536
Payables	
Securities failed to receive	$ 2,952,222
Broker-dealers	2,097,523
Total payables	$ 5,049,745

All material fail to deliver and fail to receive transactions and securities transactions pending settlement settled subsequent to December 31, 2017 without any adverse financial effect.

7. Receivable from and Payable to Customers

At December 31, 2017, amounts receivable from and payable to customers include:

Receivables:	
Securities pending settlement	$ 3,061,003
Total receivables	$ 3,061,003
Payables:	
Securities pending settlement	$ 43,462,639
Commission sharing payables	16,943,131
Commissions payable	1,307,927
Total payables	$ 61,713,697

All material securities transactions pending settlement settled subsequent to December 31, 2017 without any adverse financial effect.

8. Contingencies

In October 2016, the legacy broker-dealer reported to FINRA and the SEC that it self-identified inaccuracies in its responses to blue sheet data submissions requests received from these regulators. Blue Sheet data is submitted to regulatory agencies for use of analyzing trading activity. With the nature of the blue sheet inaccuracies being specific to SSGM services, the Company is working on a resolution to correct issues both going forward and looking backward. The Company has accrued $500,000 as accrued fines and penalties in the Statement of Financial Condition related to this matter.

9. Concentration Risk

The Company provides investment and related services to a diverse group of customers, including institutional investors and broker-dealers. The Company's exposure to risk associated with these transactions is measured on an individual customer or counterparty basis. To reduce the potential for risk concentration, credit limits are established and continually monitored in light of changing customer and market conditions. In the normal course of providing such services, the Company requires collateral on a basis consistent with industry practice or regulatory requirements. The type and amount of collateral are continually monitored, and counterparties are required to provide additional collateral as necessary. The concentration risk associated with transactions on EMEA and APAC markets is not material due the Company serving as introducing broker with a fully disclosed clearing arrangement with NFS.

10. Risk Management

Customer Activities and Credit Risk

In the normal course of business, the Company's activities involve the execution and the settlement of customer securities transactions. These activities may expose the Company to risk in the event the customer is unable to fulfill its contractual obligation. Credit risk represents the maximum potential loss the Company faces due to the possible nonperformance by customers. The Company's customer securities activities are transacted on a delivery versus payment basis. In delivery versus payment transactions, the Company is exposed to risk of loss in the event of the customer's or broker's inability to meet the terms of their contracts.

The Company may be required to complete transactions at prevailing market prices, should any customer or broker fail to perform on their obligations. In addition, the Company has entered into indemnification agreements with certain clearing organizations whereby the Company has agreed to compensate the clearing organizations for any damages or losses caused by a customer introduced by the Company. The Company does not extend credit to customers in the form of margin accounts and generally settles securities transactions on its customers' behalf on a delivery versus payment/receive versus payment basis.

The Company's exposure to credit risk can be directly impacted by volatile securities markets that may impair the ability of counterparties to satisfy their contractual obligations. The Company seeks to manage its credit risk through a variety of reporting and control procedures, and by applying uniform credit standards maintained for all activities with credit risk.

Liquidity Risk

The Company holds a significant portion of its assets in cash and short-term highly liquid money market instruments. As of December 31, 2017, total cash held was $69.2 million and money market instruments were $319.4 million which represents 69% of total assets. These assets are represented in Cash and Cash Equivalents on the Statement of Financial Condition.

The Company also monitors its liquidity on a daily basis. All bank accounts and depository accounts are monitored intraday to ensure sufficient funding to comply with the securities and futures clearing regulations. Additionally, the Company has an unsecured line of credit with the Parent to draw down upon to provide liquidity based upon the funding need of the entity as discussed in the Related Party Transaction note 12.

Market Risk

Market risk is the potential loss the Company may incur as a result of changes in the market or fair value of a particular financial instrument. All financial instruments are subject to market risk. The Company's exposure to market risk is determined by a number of factors, including size, duration, composition, and diversification of positions held, as well as market volatility and liquidity. The Company manages market risk by setting, monitoring, and adhering to risk limits.

10. Risk Management (continued)

Exchange Member Guarantees

The Company is a member of exchanges that trade and clear securities transactions. Associated with these memberships, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligation to the exchange. Although the rules governing different exchange memberships vary, in general, the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the Statement of Financial Condition for this agreement, and believes that any potential requirement to make payments under this agreement is remote.

Other Guarantees

In the normal course of business, certain activities of the Company involve the execution and clearance of customer securities transactions through a clearing broker. These activities may expose the Company to off-balance-sheet risk in the event a customer is unable to fulfill its contractual obligation since, pursuant to the clearing agreement, the Company has agreed to indemnify the clearing brokers without limit for losses that the clearing brokers may sustain from the clients introduced by the Company. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified to clearing brokers for these customer accounts at December 31, 2017.

11. Regulatory Requirements

As a registered broker-dealer and introducing broker, the Company is subject to the higher of the net capital requirements of the SEC's Uniform Net Capital Rule under Rule 15c3-1 of the Securities Exchange Act of 1934 (Rule 15c3-1) and the CFTC's Rule 1.17 (Rule 1.17), respectively. The Company has elected to use the alternative method of computing regulatory net capital requirements provided for in Rule 15c3-1. Under the alternative method permitted by Rule 15c3-1, the Company must maintain net capital equal to the greater of 2% of aggregate customer-related debit items, as defined, or $250,000, whichever is greater.

At December 31, 2017, the Company's net capital was $393,793,474 which was $392,861,505 in excess of the minimum required net capital of $931,969 under Rule 15c3-1.

Under clearing arrangements with its clearing brokers, the Company is required to maintain certain minimum levels of net capital to comply with other financial ratio requirements. At December 31, 2017, the Company was in compliance with all such requirements.

11. Regulatory Requirements (continued)

In accordance with the requirements of the SEC's Customer Protection: Reserves and Custody of Securities under Rule 15c3-3, the Company has segregated U.S. Treasury bills with a fair value of $29,653,920 in a special reserve bank account for the exclusive benefit of customers, which was in excess of its required deposit by $10,140,950.

Advances to affiliates, repayment of borrowings, dividend payments, distributions and other equity withdrawals are subject to certain notification and other provisions of Rule 15c3-1 and other regulatory bodies.

12. Related Party Transactions

The Company enters into transactions in the ordinary course of business with the Parent and certain other affiliated entities, such as the Parent, which may include purchases of securities under agreements to resell, short-term financing, and deposits.

Cash and Cash Equivalents

Included in cash and cash equivalents in the Statement of Financial Condition is cash of $69,191,295 which is held on deposit at SSBT, and cash equivalents of $319,416,892 which is invested in money market mutual funds.

Funding Arrangements

The Company meets its short-term financing needs through a $1 billion uncommitted, unsecured line of credit with State Street Intermediate Funding. The line was established on December 2, 2016 with a stated maturity of three years, with the lender originally being the Parent and the borrower the legacy broker-dealer. Effective May 1, 2017 the credit agreement reassigned the borrower from the legacy broker-dealer to the Company.

The credit agreement was amended and restated as of July 14, 2017 to reflect the lender as State Street Intermediate Funding, which is a successor in interest to the Parent. As of December 31, 2017, this facility had no outstanding balance. The unsecured line was drawn down upon fifteen times during the period with the largest drawdown amount of $864 million.

Collateralized Short-Term Financing

The Company may borrow equity securities from SSBT to facilitate customer trading activity under security borrowing agreements on terms which permit the Company to re-pledge or re-sell the securities to others. SSBT acts as a principal in these transactions to lend securities to the Company. At December 31, 2017, securities with a fair value of $3,070,127 were obtained by the Company, and $3,182,187 of cash was given to SSBT as collateral in these securities borrowing arrangements and included in receivable from broker-dealers and clearing organizations in the Statement of Financial Condition.

12. Related Party Transactions (continued)

Expense Allocation

The Parent and its affiliates pay all costs related to the Company's personnel, including coverage under the Parent's benefit plans. The Parent and its affiliates also provide clearance, legal, accounting, audit, data processing, other administrative support, rent for the use of office space, and equipment to the Company pursuant to a service agreement between the Company and certain affiliates. Under the terms of the service agreement, the Company reimburses the Parent and its affiliates for all services provided.

At December 31, 2017, $3,827,763 of such general and administrative costs were payable by the Company to affiliates, and included in payable to affiliate on the Statement of Financial Condition. In addition, there was a $1,843,100 receivable from State Street Financial Services, Inc. in the form of a deposit, which was established in conjunction with the processing of the Company's payroll and included in the receivable from affiliates on the Statement of Financial Condition.

Structured Products

The Company has an agreement with Clipper Tax Exempt Trusts, an affiliate for being the remarketing agent for the commercial paper tax exempt program. The remarketing fee agreement is based upon the notional amount traded multiplied by an agreed upon rate. At December 31, 2017, $415,837 was included in receivable from affiliates on the Statement of Financial Condition.

Portfolio Solutions

At December 31, 2017, the Company had a receivable balance with State Street Global Markets Canada Inc. for $18,576 included in receivable from affiliates on the Statement of Financial Condition. At December 31, 2016, the Company had a payable balance with State Street Global Markets International Limited for $38,397 included in payable to affiliates on the Statement of Financial Condition. Also, The Company has agreed to pay on behalf of several commission recapture clients a fee related to transaction cost measurement services provided by Elkins/McSherry, LLC an affiliate. At December 31, 2017, $3,750 was included in affiliate payable on the Statement of Financial Condition.

Supplementary Information

Schedule I

State Street Global Markets, LLC

(a wholly-owned subsidiary of State Street Corporation)

Computation of Net Capital Pursuant to SEC Rule 15c3-1

December 31, 2017

Member's equity	$ 483,685,866
Total capital	483,685,866
Deductions and/or charges:	
Non-allowable assets:	
Aged Receivables	12,297,553
Intangible assets	2,778,750
Other assets	3,721,655
Cash held at affiliate	63,800,000
Deductions and/or charges	8,232
Net capital before haircuts on securities positions (tentative net capital)	401,079,676
Less: haircuts on securities	7,286,202
Net capital	$ 393,793,474
Alternative net capital requirement:	
Greater of:	
2% of aggregate debit items ($931,969 or minimum dollar ($250,000)	
Net capital requirement	931,969
Excess net capital	$ 392,861,505

There were no material differences between the Computation of Net Capital included in this report and the corresponding schedule included in the Company's Part IIA FOCUS Filing and reconciliation as of December 31, 2017.

State Street Global Markets, LLC
(a wholly-owned subsidiary of State Street Corporation)

Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3

December 31, 2017

Credit balances:	
Free credit balances and other credit balances in customers' security accounts	$ 61,713,697
Customers' securities failed to receive	2,936,149
Credit balances in firm accounts attributable to principal sales to customers	63,612
Total credit items	$ 64,713,458
Debit balances:	
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection	3,060,536
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	1,907,265
Failed to deliver of customers' securities not older than 30 calendar days	41,630,640
Aggregate debit items	46,598,441
Less 3% (for alternative method only)	(1,397,953)
Total 15c3-3 debits	45,200,488
Reserve computation:	
Required Deposit	$ 19,512,970
Amount held on deposit in reserve account at December 31, 2017	$ 29,653,920

There were no material differences between the Computation for Determination of Reserve Requirements included in this report and the corresponding schedule included in the Company's Part IIA FOCUS Filing and reconciliation as of December 31, 2017.

State Street Global Markets, LLC

(a wholly-owned subsidiary of State Street Corporation)

Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3

December 31, 2017

1. Customers' fully paid and excess margin securities not in the Company's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by the respondent within the time frames specified under Rule 15c3-3):

A. Number of items	0
B. Market Value	0

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

A. Number of items	0
B. Market Value	0

STATEMENT OF FINANCIAL CONDITION AND SUPPLEMENTARY INFORMATION

State Street Global Markets, LLC
(a wholly-owned subsidiary of State Street Corporation)
December 31, 2017
With Report of Independent Registered Public Accounting Firm